Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

AIM Delisting and Admission to the Standard Listing Segment of Main Market

New York/London, 20 January 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today provided a further update with respect to the cancellation of admission of its Ordinary Shares to trading on AIM and admission to listing of its ordinary shares (the “Ordinary Shares”) on the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”) (the “Official List”) and admission to trading on the main market for listed securities (the “Main Market”) of London Stock Exchange plc (the “London Stock Exchange”) (together, “Admission”).

As previously announced, the last day of trading of the Company’s Ordinary Shares on AIM will be today, 20 January 2021 and the AIM Delisting will be effective from 7.00 am 21 January 2021. Admission of shares to the Official List and commencement of dealing in the Ordinary Shares of the Company on the Main Market will be effective from 8.00 am on 21 January 2021.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
United States: Investors: Dave Gentry, CEO RedChip Companies Inc. 407-491-4498 dave@redchip.com